United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to                     .
Commission File Number 001-14982
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Huttig Building Products, Inc. Savings and Profit Sharing Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Huttig Building Products, Inc.
555 Maryville University Drive, Suite 400
St. Louis, MO 63141

HUTTIG BUILDING PRODUCTS, INC.
SAVINGS AND PROFIT SHARING PLAN
Financial Statements and Supplemental Schedule
December 31, 2009 and 2008
(With Report of Independent Registered Public Accounting Firm Thereon)

Report of Independent Registered Public Accounting Firm
To Participants of the Huttig Building Products, Inc. Savings and Profit Sharing Plan and
The Board of Directors of Huttig Building Products, Inc.
We have audited the accompanying statements of net assets available for benefits of the Huttig Building Products, Inc. Savings and Profit Sharing Plan as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Huttig Building Products, Inc. Savings and Profit Sharing Plan as of December 31, 2009 and 2008, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Brown Smith Wallace LLC
St. Louis, Missouri
June 25, 2010

HUTTIG BUILDING PRODUCTS, INC.
SAVINGS AND PROFIT SHARING PLAN
Statements of Net Assets Available for Benefits
December 31, 2009 and 2008

	2009	2008
Investments:
Investments, at fair value (see note 3)	$47,550,220	$43,328,302
Participant loans	368,123	405,076

Total investments	47,918,343	43,733,378

Receivables:
Participant contributions	60,923	106,190
Employer contributions	—	84,086

Total receivables	60,923	190,276

Total assets	47,979,266	43,923,654

Liabilities
Excess contributions payable	—	(500)

Net assets available for benefits at fair value	47,979,266	43,923,154
Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	(31,139)	871,860

Net assets available for benefits	$47,948,127	$44,795,014

See accompanying notes to financial statements.

HUTTIG BUILDING PRODUCTS, INC.
SAVINGS AND PROFIT SHARING PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2009 and 2008

	2009	2008
Additions:
Contributions and other additions:
Employer contributions, net of forfeitures	$0	$967,872
Participant contributions	1,823,676	2,975,027
Participant rollover contributions	5,911	48,082

Total contributions and other additions	1,829,587	3,990,981

Investment income (loss):
Interest, dividends and capital gains	371,624	884,079
Interest on loans to participants	21,889	27,566
Net appreciation (depreciation) in fair value of investments	8,311,419	(22,963,171)

Total investment income (loss)	8,704,932	(22,051,526)

Total additions (reductions)	10,534,519	(18,060,545)

Deductions:
Benefits paid to participants	7,381,406	10,629,370

Total deductions	7,381,406	10,629,370

Net increase (decrease) in net assets available for benefits	3,153,113	(28,689,915)
Net assets available for benefits, beginning of year	44,795,014	73,484,929

Net assets available for benefits, end of year	$47,948,127	$44,795,014

See accompanying notes to financial statements.

HUTTIG BUILDING PRODUCTS, INC.
SAVINGS AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2009 and 2008
(1)	Description of the Plan

The following description of the Huttig Building Products, Inc. Savings and Profit Sharing Plan (the Plan) is provided for financial statement purposes only. Participants should refer to the Plan document for more complete information.
(a)	General

The Plan is a defined contribution plan established by Huttig Building Products, Inc. (Huttig or the Company) under the provisions of Section 401(a) of the Internal Revenue Code (IRC), which includes a qualified cash or deferred salary arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. The Plan was established December 16, 1999 to offer the employees of the Company a means of saving funds, on a pretax basis or after-tax basis, for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. Participation is voluntary.

Full-time employees are eligible to participate in the Plan upon completing 30 days of regular service. The Plan covers all employees of the Company or any other corporation affiliated with the Company, which has adopted the Plan, who have completed 30 days of service, as defined by the Plan, and are not leased employees. Each employee may become a participant of the Plan on the first day of any calendar month coinciding with, or following, the fulfillment of the eligibility requirements.

The Plan is administered by executives of the Company. Prudential Trust Company serves as the Plan Trustee (the Trustee) and The Prudential Investment Company of America serves as Plan Recordkeeper and Custodian.

(b)	Contributions

Plan participants may contribute between 2% and 16% of their annual compensation, up to the maximum allowable under Section 402(g) of the IRC. Contributions may be made prior to Federal and certain other income taxes pursuant to Section 401(k) of the IRC or on an after-tax basis. Plan participants must elect out of the minimum 2% annual contribution.

The Company contribution is discretionary, as determined by the Board of Directors of the Company, and was equivalent to 50% of the deferred savings in 2008, up to a maximum contribution based on 6% of eligible compensation contributed. As of January 1, 2009, the Company suspended the 50% Company contribution. 50% of the matching contributions made by the Company are invested in Huttig common stock or cash which is invested in Huttig common stock. The remaining 50% of the matching contributions made by the Company are invested in accordance with the employees’ current investment election. In the event that the employee did not make an investment election for employer match, the Trustee will invest in Company stock. If the contribution is in Company stock, such contribution is based on the fair market value of the Huttig common stock

HUTTIG BUILDING PRODUCTS, INC.
SAVINGS AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2009 and 2008
contributed as of the day of delivery to the Trustee. The participant can reallocate the vested portions of the Huttig common stock to other investments.

The Company may also make a profit-sharing contribution on a discretionary basis on behalf of all eligible participants employed on the last day of the Plan year, as defined in the Plan, whether or not they make an elective contribution for the Plan year. Profit-sharing contributions are based on the Company’s profitability and are allocated based on a participant’s yearly eligible compensation as a percentage of total eligible compensation for that particular year. These contributions are also subject to certain limitations. There were no discretionary profit sharing contributions remitted to the Plan in 2009 or 2008.

(c)	Investments

Participants may elect to place their deferred or non-deferred contributions into the following funds: Huttig Company Stock, Prudential Jennison Growth Fund Z, Prudential Dryden Stock Index Fund I, AIM Capital Development A, Lord Abbett Small Cap Value A Fund, American Balanced Fund, Goldman Sachs Balanced A Fund, American Funds Euro Pacific Growth Fund A, Columbia Mid Cap Value A, T Rowe Price Mid-Cap Growth R and Eaton Vance Large Cap Value A Fund. Individual participants may further elect the Wells Fargo Stable Value Fund 80. As a result of the spin-off of the Company by Crane Co. in 1999, all assets resulting from such transfer held within the Crane Co. Stock fund are held as a separate investment fund; however, participants are not permitted to direct any contributions to the Crane Co. Stock fund after the effective date of the Plan.

(d)	Vesting and Forfeitures

Participants are always 100% vested in the value of their contributions and the earnings thereon. Vesting of Company contributions and the earnings thereon is determined based on participant’s years of vesting service. A participant is vested 20% after each year of service and becomes fully vested after five years of service or if employment terminates by reason of death, permanent disability, or retirement at age 65. A terminated participant forfeits non-vested Company contributions on the one year anniversary of the participant’s termination.

Any amounts forfeited are first used for payment of employer matching contributions and then to pay Plan expenses. The amounts forfeited were $81,565 and $146,577 in 2009 and 2008, respectively.

(e)	Payments of Benefits

Amounts in a participant’s account and the vested portion of a participant’s employer contributions are distributed upon retirement, death, disability, or other termination of employment. Distributions from the Huttig Company Stock Fund are made in cash.

(f)	Participant Loans

Participants may borrow funds from their accounts up to 50% of the total vested balance but not more than $50,000, less the participant’s highest outstanding loan balance for the previous 12-month period. The minimum loan amount is $1,000. Loans are repayable through payroll deductions over 1-10 years. The loans are secured by the balance in the participant’s account and bear interest at the

HUTTIG BUILDING PRODUCTS, INC.
SAVINGS AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2009 and 2008
prime lending rate plus 2%. At December 31, 2009, the interest rates on participants’ loans ranged from 4.25% - 10.5%. The outstanding balance of loans to participants was $368,123 and $405,076 as of December 31, 2009 and 2008, respectively. Interest income on the loan fund is included as interest income in the participants’ fund accounts based on their elected loan allocation.

(g)	Plan Member Accounts

Individual accounts are maintained for each Plan participant to reflect the Plan participant’s share of the Plan’s income, the Company’s contribution, and the Plan participant’s contribution.
(2)	Summary of Significant Accounting Policies
(a)	Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting, except for benefit payments to participants, which are recorded when paid.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

(c)	Administrative Expenses

The assets of the Plan shall be used to pay benefits as provided in the Plan and, to the extent not paid directly by the Company, to pay the reasonable expenses of administering the Plan.

(d)	Valuation of Investments

Investments in mutual funds and Huttig company stock are valued at fair value using publicly stated quotes as of the close of business on the last day of the plan year. Investment transactions are accounted for on the trade-date basis.

The cost value of participant loans is expected to approximate market value as the majority of the loans are limited to a five-year repayment schedule and interest rates within that time frame are not expected to fluctuate materially or to have a material effect on the financial statements.

The Plan’s Wells Fargo Stable Value Fund 80 is included in the financial statements at the fair value of the collective trust’s underlying investments as based on information reported by the investment advisor using the audited financial statements of the collective trust at year-end. However, contract value is the relevant measurement attribute for the portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the

HUTTIG BUILDING PRODUCTS, INC.
SAVINGS AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2009 and 2008
collective trust from the fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

The Plan provides for investment in various investments and investment securities that, in general, are exposed to risks, such as interest rate, credit, and overall market volatility. Further, due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(e)	Evaluation of Subsequent Events

The Plan has evaluated subsequent events through June 25, 2010, the date of the financial statements were available to be issued.
(3)	Investments

The following presents investments that represent 5% or more of the Plan’s net assets:

	2009	2008
Wells Fargo Stable Value Fund 80*	$15,569,912	$16,450,326
Eaton Vance Large Cap Value Fund A	6,615,803	6,424,551
Prudential Jennison Growth Fund Z	6,212,398	5,288,425
American Funds EuroPacific Growth Fund A	4,216,392	3,637,961
American Balanced Fund	2,675,201	2,584,001
Columbia Mid Cap Value A	2,581,111	2,380,228

*	At contract value (See note 2)

HUTTIG BUILDING PRODUCTS, INC.
SAVINGS AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2009 and 2008
The Plan’s investments (including realized and unrealized gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2009	2008
Appreciation/(depreciation) in fair value:
Wells Fargo Stable Value Fund 80	$404,069	$698,800
Prudential Jennison Growth Fund Z	1,915,124	(3,377,705)
Crane Company Stock	998,446	(2,199,997)
Huttig Company Stock	651,534	(4,936,116)
Prudential Dryden Stock Index Fund I	386,296	(1,203,935)
American Funds EuroPacific Growth Fund A	1,141,602	(2,883,129)
Goldman Sachs Balanced A Fund	37,548	(41,255)
Lord Abbett Mid Cap Value Fund	—	(774,441)
Columbia Mid Cap Value A	611,487	(1,213,149)
T Rowe Price Mid-Cap Growth R	2,536	—
Lord Abbett Small Cap Value A Fund	272,612	(700,734)
Eaton Vance Large Cap Value Fund A	813,562	(3,666,179)
AIM Captial Development A	675,617	(1,560,670)
American Balanced Fund	400,986	(1,104,661)

	$8,311,419	$(22,963,171)

HUTTIG BUILDING PRODUCTS, INC.
SAVINGS AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2009 and 2008
Fair Value Measurements
Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, establishes a fair value hierarchy that prioritizes inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Level 1 inputs consist of unadjusted quoted prices in active markets for identical assets and have the highest priority, and Level 3 inputs that have the lowest priority. The Plan uses appropriate techniques based on the available inputs to measure the fair value of its investments. When available, the Plan measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value. Level 2 inputs were available to the Plan with regard to the Stable Value Fund A, and Level 3 inputs were only used when Level 1 or Level 2 inputs were not available.
Level 1 Fair Value Measurements
The fair value of mutual funds is based on quoted net asset values of the shares held by the Plan at year-end. The fair value of common stock is based on quoted market prices.
Level 2 Fair Value Measurements
The contracts are with financial institutions to provide a stated rate of return to the buyer of the contract for a specified period of time. A security-backed contract has similar characteristics as a traditional investment contract and is comprised of two parts: the first part is fixed income security or portfolio of fixed-income securities; the second part is a contract value guarantee (wrapper) provide by a third party. The fair value is based upon other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.).
Level 3 Fair Value Measurements
The fair value of participant loans is equal to the amortized costs of the loans because the loans are secured by each respective participant account balance.

HUTTIG BUILDING PRODUCTS, INC.
SAVINGS AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2009 and 2008

		Fair Value
		Mearsurements Using:
		Quoted Prices	Other
		in Active	Significant	Significant
		Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
December 31, 2009	Fair Value	(Level 1)	(Level 2)	(Level 3)
Mutual funds
Balanced	$2,983,852	$2,983,852	$—	$—
International	4,216,392	4,216,392	—	—
Large Cap Growth	8,311,813	8,311,813	—	—
Large Cap Value	6,615,803	6,615,803	—	—
Mid Cap Growth	2,266,030	2,266,030	—	—
Mid Cap Value	2,581,111	2,581,111	—	—
Small Cap Value	1,187,663	1,187,663	—	—
Huttig Common Stock	1,581,379	1,581,379	—	—
Crane Common Stock	2,205,126	2,205,126	—	—
Investment contracts	15,601,051	—	15,601,051	—
Participant loans	368,123	—	—	368,123

	$47,918,343	$31,949,169	$15,601,051	$368,123

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)

Participant
December 31, 2009	Loans
Beginning Balance	$405,076
Total gains or (losses) included in changes in net assets available for benefits	—
Purchases, sales, issuances and settlements, net	(36,953)

Ending Balance	$368,123

HUTTIG BUILDING PRODUCTS, INC.
SAVINGS AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2009 and 2008

		Fair Value
		Mearsurements Using:
		Quoted Prices	Other
		in Active	Significant	Significant
		Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
December 31, 2008	Fair Value	(Level 1)	(Level 2)	(Level 3)
Mutual funds	$25,437,893	$25,437,893	$—	$—
Common stock	2,311,943	2,311,943	—	—
Investment contracts	15,578,466	—	15,578,466	—
Participant loans	405,076	—	—	405,076

	$43,733,378	$27,749,836	$15,578,466	$405,076

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)

Participant
December 31, 2008	Loans
Beginning Balance	$413,342
Total gains or (losses) included in changes in net assets available for benefits	—
Purchases, sales, issuances and settlements, net	(8,266)

Ending Balance	$405,076

Stable Value Investment Contract
The Wells Fargo Stable Value Fund 80 (the “Stable Value Fund”), a common collective trust fund, invests in a variety of investment contracts such as guaranteed investment contracts (“GICs”) issued by insurance companies and other financial institutions and other investment products (synthetic GICs and collective investment trusts) with similar characteristics. The Stable Value Fund holds investments in fully benefit-responsive investment contracts that provide that the Plan may make withdrawals at contract value for benefit-responsive requirements.
The interest crediting rate is the periodic interest rate accrued to participants and is either set at the beginning of the contract and held constant, or reset periodically to reflect the performance of the underlying securities. Variables impacting future crediting rates include current yield and duration of the

HUTTIG BUILDING PRODUCTS, INC.
SAVINGS AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2009 and 2008
assets backing the contracts, existing differences between the market values of assets backing the contracts and the contract values of the contracts.
Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in the Stable Value Fund at contract value. Certain events may limit the ability of the Plan to transact at contract value with the issuer. The Plan administrator does not believe that the occurrence of any such event is probable. For the Plan years ended December 31, 2009 and December 31, 2008, the average yield was approximately 3.4% and 5.3%, respectively and the crediting interest rate was approximately 3.3% and 4.1%, respectively.
(4)	Nonparticipant-Directed Investments

The Plan has investments in Huttig Company Stock as of December 31, 2009 and 2008 of $1,581,379 and $921,116, respectively. In 2009, the Company did not make matching contributions for the purchase of Huttig Company Stock. The participant can reallocate the vested portions of the Huttig Company stock at any time. In addition, after three years of service, a participant can reallocate matching contributions invested in Huttig Company Stock regardless of whether the participant is vested in such matching contributions.

(5)	Tax Status

The Plan has obtained a tax determination letter dated June 20, 2002. The Plan has been amended since the receipt of this letter; however, the Plan administrator and the Plan’s counsel believe that the Plan is currently being operated in compliance with the applicable requirements of the IRC and was tax-exempt through the year ended December 31, 2009. Accordingly, no provision for income taxes has been recorded in the financial statements.

(6)	Distribution of Assets Upon Termination of the Plan

Huttig reserves the right to terminate the Plan, in whole or in part, at any time. In the event of termination, all amounts credited to the participant accounts will become 100% vested. If the Plan is terminated at any time or contributions are completely discontinued and Huttig determines that the trust shall be terminated, all accounts shall be revalued as if the termination date were a valuation date and such accounts shall be distributed to participants. If the Plan is terminated or contributions completely discontinued, but Huttig determines that the trust shall be continued pursuant to the terms of the trust agreement, participants or the Company shall make no further contributions, but the trust shall be administered as though the Plan were otherwise in effect. There are no intentions to terminate the Plan at this time.

(7)	Related Parties

Certain Plan investments are shares of mutual funds and common collective trusts that are managed by Prudential Trust Company. Prudential Trust Company is the Trustee, as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Additionally, Plan investments include shares of Huttig Building Products, Inc. common stock. Huttig Building Products, Inc. is the Plan Sponsor, as

HUTTIG BUILDING PRODUCTS, INC.
SAVINGS AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2009 and 2008
defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. These party-in-interest transactions are allowable under ERISA regulations.

Schedule 1
HUTTIG BUILDING PRODUCTS, INC.
SAVINGS AND PROFIT SHARING PLAN
Schedule H, Line 4i — Schedule of Assets Held (at end of year)
EIN #43-0334550
December 31, 2009

Current
value
Wells Fargo Stable Value Fund 80	$15,601,051
AIM Capital Development A	2,203,167
Prudential Jennison Growth Fund Z*	6,212,398
Crane Company Stock	2,205,126
Huttig Company Stock*	1,581,379
Prudential Dryden Stock Index Fund I*	2,099,415
American Funds EuroPacific Growth Fund A	4,216,392
American Balanced Fund	2,675,201
Lord Abbett Small Cap Value A Fund	1,187,663
Eaton Vance Large Cap Value Fund A	6,615,803
Goldman Sachs Balanced A Fund	308,651
Columbia Mid Cap Value A	2,581,111
T Rowe Price Mid Cap Growth R	62,863
Participant loans, 4.25% to 10.5%*	368,123

$47,918,343

*	Represents a party-in-interest investment allowable under ERISA regulations.

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

HUTTIG BUILDING PRODUCTS, INC. SAVINGS AND PROFIT SHARING PLAN HUTTIG BUILDING PRODUCTS, INC. (Plan Administrator)
Date: June 25, 2010	By:	/s/ Philip W. Keipp
		Name:	Philip W. Keipp
		Title:	Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Brown Smith Wallace LLC, independent registered public accounting firm.